October 17, 2005
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Ms. Nili Shah, Accounting Branch Chief

Re:	SPARTA, Inc. Form 10-K for the fiscal year ended January 2, 2005 Filed April 1, 2005 File No. 0-21682
Dear Ms. Shah:
This letter sets forth the responses of SPARTA, Inc. to the Staff’s additional comments relating to our Annual Report on Form 10-K as of and for the year ended January 2, 2005 contained in your letter dated September 29, 2005 (the “Third Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Third Comment Letter.
Question 1
We note your response to comment 1 in our letter dated August 30, 2005. Specifically, we note your reference to Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (SEC FAQ). Question 8 states the following:
Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.
It is permissible and may well be necessary to identify, discuss, and analyze material restructuring charges and other items, whether they are recurring or non-recurring, in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Depending on the nature and materiality of the charge or other item, it will likely be necessary to discuss the nature of such charges or other items, their recurring or non-recurring nature, their significance to an investor in evaluating the company’s financial condition and/or results of

October 17, 2005
Securities and Exchange Commission

operations and whether they relate to material known trends, events or uncertainties that must be disclosed.
Whether an item may, or indeed must, be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. [Emphasis added.]
Based on the above guidance from the SEC FAQ, we do not disagree that your unallowable costs should be discussed in the MD&A. As noted in the second paragraph from Question 8, certain costs included within US GAAP measures may need to be identified, discussed and analyzed separately within MD&A. However, it does not appear to us that the need to discuss these costs necessarily warrants your non-GAAP measure presentation for an investor to obtain an understanding of your operating performance. The unallowable costs can be identified, discussed and analyzed separately from the US GAAP measures, gross profit and operating income, discussions.
In addition, Question 8 further states that non-GAAP measures eliminating recurring items may be more likely permissible, if you believe it is probable that the financial impact of the item will disappear or become immaterial within the near-term. In the government contracting arena with cost reimbursable contract vehicles being utilized, it does not appear that your unallowable costs will disappear or become immaterial. As such, it is difficult for us to understand how your non-GAAP measure is appropriate under Item 10(e) of Regulation S-K. Please reassess the guidance set forth in the SEC FAQ and revise your future filings.
Response to Question 1
As you have requested, we agree to revise our future filings to eliminate the disclosure of the non-GAAP financial measure.
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If you have any questions regarding this response, please contact me at (703) 558-0036 or via facsimile to (703) 558-0046.
Sincerely,
/s/ DAVID E. SCHREIMAN
David E. Schreiman
Chief Financial Officer